SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Schedule 13E-3/A
                              Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934

                    MINING SERVICES INTERNATIONAL CORPORATION
                                (Name of Issuer)

                    Mining Services International Corporation
                        Union Espanola de Explosivos S.A.
              Union Espanola de Explosivos-MSI International, S.A.
     Mining Services International, Inc. (successor to UMSI Acquisition Co.)
                                   John T. Day
                                  Duane W. Moss
                                David P. Reddick
                               Richard M. Clayton
                                Douglas W. Later
                                 Wade L. Newman
                                 John P. O'Brien
                                Mitchell W. Green

                       (Name of Persons Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title and Class of Securities)

-------------------------- -----------------------------------------------------
            Duane W. Moss, Esq.                           Copies to:
 Senior Vice President and General Counsel           Keith L. Pope, Esq.
 Mining Services International Corporation    Parr Waddoups Brown Gee & Loveless
          8805 South Sandy Parkway            185 South State Street, Suite 1300
             Sandy, Utah 84070                    Salt Lake City, Utah 84111
               (801) 233-6000                           (801) 532-7840

                    and                                      and

             Carlos Gastanaduy                        Richard J. Grossman, Esq.
     Union Espanola de Explosivos S.A.         Skadden Arps Slate Meagher & Flom
Av. Del Partenon, 16-5a Pl., Campo de las Naciones        Four Times Square
            Madrid, Spain 28042                         New York, New York 10036
                                                             (212) 735-3000
-------------------------- -----------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Persons Filing Statement)

                   This statement is filed in connection with
                            (check appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A (ss. ss.240.14a-1 through 240.14b-2), Regulation 14C (ss. ss. 240.14.c-1 through 240.14c-101) or Rule 13e-3(c) (ss. 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
b.       |_|  The filing of a registration statement under the Securities Act of
              1933.

c.       |_|  A tender offer.
d.       |_|  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box.
(a)      are preliminary copies: |X|.

Calculation of Filing Fee
-------------------------------------- -----------------------------------------
          Transaction valuation(1)         Amount of filing fee
                $20,610,000                       $4,122
-------------------------------------- -----------------------------------------
(1)      For purposes of calculating this filing fee only.

     |_| Check the box if any part of the fee is offset as provided by ss. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

     Amount Previously Paid: None
     Form or Registration No.: Not Applicable
     Filing Party: Not Applicable
     Date filed: Not Applicable

                                  INTRODUCTION

         This Transaction Statement on Schedule 13E-3/A (this "Transaction Statement") is being filed by the following (collectively the "Filing Person"):
Mining Services International Corporation, a Utah corporation ("MSI"), Union Espanola de Explosivos S.A., a Spanish S.A. ("UEE Parent"), Union Espanola de Explosivos-MSI International, S.A., a Spanish S.A. ("UEE-MSI"), Mining Services International, Inc., a Delaware corporation, successor to UMSI Acquisition Co., a Delaware corporation ("MSI-Delaware," and collectively with UEE Parent and UEE-MSI, "UEE"), and the following individuals, who are officers of MSI or certain of its subsidiaries: John T. Day, Duane W. Moss, David P. Reddick, Richard M. Clayton, Douglas W. Later, Wade L. Newman, John P. O'Brien and Mitchell W. Green.

         This Transaction Statement relates to an Asset Purchase Agreement, dated November 30, 2000 (the "Asset Purchase Agreement"), by and among UEE Parent, UEE-MSI, MSI Delaware and MSI, pursuant to which MSI will sell substantially all of the assets, subsidiaries and certain joint venture interests of its explosives manufacturing, services and supply business (the "Explosives Business") to UEE. Certain members of the current management of MSI and officers of its subsidiaries (such individuals sometimes referred to herein as the "Managers") will acquire a minority interest in UEE-MSI, the subsidiary of UEE formed to complete the transaction. UEE Parent is a major, Spanish-based entity engaged in the explosives, defense, sport cartridges and nitrochemicals industries.

         As consideration for the Explosives Business, subject to certain adjustments, MSI will receive (i) $6.35 million in cash at the closing of the transaction, (ii) notes payable to MSI by UEE (or by entities to be purchased by UEE and the notes to be conditionally guaranteed by UEE) totaling $1.2 million for funds advanced to the Explosives Business by other MSI operations and (iii) UEE will assume certain liabilities of MSI associated with the Explosives Business as provided for in the Asset Purchase Agreement existing at closing. In connection with the sale of the Explosives Business to UEE, MSI will change its corporate name to "Nevada Chemicals, Inc." Shareholders of MSI will continue to hold their shares of MSI and will not directly receive any compensation or consideration in connection with the sale of the Explosives Business.

         Concurrently with the filing of this Transaction Statement, MSI is filing with the Securities and Exchange Commission a preliminary proxy statement of MSI (the "Proxy Statement") pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the special meeting of the shareholders of MSI at which MSI's shareholders will consider and vote upon, among other things, a proposal to authorize the sale of the Explosives Business pursuant to the Asset Purchase Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(5)(1), and a copy of the Asset Purchase Agreement and the amendments thereto are attached as Exhibits (a)(5)(ii)-(a)(5)(v)(1) to the Schedule 13E-3 filed herewith and on September 17, 2001.

         The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. All information in, or incorporated by reference in, this Transaction Statement concerning MSI has been supplied by MSI and/or the other Filing Persons. As of the date hereof, the Proxy Statement is definitive. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

Item 1.  Summary Term Sheet.

         The information contained on pages (ii) and (iii) of the Proxy Statement is incorporated herein by reference.

Item 2.  Subject Company Information.

         The information contained in the sections of the Proxy Statement entitled "Summary," "Questions and Answers About the Transaction," and "Market for Common Stock and Related Shareholder Matters" and on page (i) and (vii) of the Proxy Statement is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         The filing persons of this Transaction Statement are MSI, UEE Parent, UEE-MSI, MSI-Delaware, and the following individuals, who are officers of MSI or certain of its subsidiaries: John T. Day, Duane W. Moss, David P. Reddick, Richard M. Clayton, Douglas W. Later, Wade L. Newman, John P. O'Brien and Mitchell W. Green. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Transaction" and "Identity and Background of Officers and Directors and Affiliates of the Company" is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         The information contained in the sections of the Proxy Statement entitled "Special Factors," "Questions and Answers About the Transaction," "Summary," "Security Ownership of Certain Beneficial Owners and Managers" and "Proposal 1: The Asset Sale" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

         The information contained in the sections of the Proxy Statement entitled "Special Factors," "Proposal 1: The Asset Sale," "Security Ownership of Certain Beneficial Owners and Management" and "Market for Common Stock and Related Shareholder Matters" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Transaction," "Proposal 1: The Asset Sale" and "Market for Common Stock and Related Shareholder Matters" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

         The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Transaction," "Special Factors," and "Proposal 1: The Asset Sale" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

         The information contained in the sections of the Proxy Statement entitled "Summary," "Special Factors" and "Proposal 1: The Asset Sale" is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

         The information contained in the sections of the Proxy Statement entitled "Summary" and "Special Factors" is incorporated herein by reference. The opinions and reports prepared by CCCO are attached hereto as Exhibits
(c)(1)-(c)(4).

Item 10.   Source and Amounts of Funds or Other Consideration.

         The information contained in the sections of the Proxy Statement entitled "Special Factors," "Proposal 1: The Asset Sale" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" is incorporated herein by reference.

Item 11.   Interest in Securities of the Subject Company.

         The information contained in the sections of the Proxy Statement entitled "Proposal 1: The Asset Sale" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 12.   The Solicitation or Recommendation.

         The information contained in the sections of the Proxy Statement entitled "Special Factors," and "Proposal 1: The Asset Sale" is incorporated herein by reference.

Item 13.   Financial Statements.

         The information contained in the sections of the Proxy Statement entitled "Summary Pro Forma Financial Information of the Company," "Summary Historical Financial Information of the Company," "Unaudited Pro Forma Consolidated Financial Statements," and "Financial Statements" is incorporated herein by reference.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used.

         The information contained in the section of the Proxy Statement entitled "Proposal 1: The Asset Sale" and on pages (i)-(iii) of the Proxy Statement is incorporated herein by reference.

Item 15.   Additional Information.

         The information contained in the Proxy Statement is incorporated herein by reference.

Item 16.   Exhibits.

----------------------------------------- ---------------------------------------- -----------------------------------
               (a)(5)(i)                  Definitive Proxy Statement, filed with       Filed herewith as Exhibit
                                          the Securities and Exchange Commission               (a)(5)(i)
                                             on October 9, 2001, including all
                                           exhibits and appendices thereto filed
                                                    as indicated herein


----------------------------------------- ---------------------------------------- -----------------------------------
               (a)(5)(ii)                     Asset Purchase Agreement, dated
                                           November 30, 2000, by and among Union     Filed as Exhibit (a)(5)(ii) to
                                            Espanola de Explosivos S.A., Union         Schedule 13E-3/A filed on
                                                Espanola de Explosivos-MSI                 September 17, 2001
                                           International, S.A., UMSI Acquisition
                                          Co., and Mining Services International
                                                        Corporation

----------------------------------------- ---------------------------------------- -----------------------------------
             (a)(5)(ii)(A)                    Exhibit A to the Asset Purchase          Filed herewith as Exhibit
                                             Agreement (Nevada Chemical Note),               (a)(5)(ii)(A)
                                            dated April 14, 2000, by and among
                                             Nevada Chemicals, Inc. and Mining
                                            Services International Corporation


----------------------------------------- ---------------------------------------- -----------------------------------
             (a)(5)(ii)(B)                    Exhibit B to the Asset Purchase          Filed herewith as Exhibit
                                          Agreement (Purchase Price Allocation),             (a)(5)(ii)(B)
                                                  dated November 30, 2000


----------------------------------------- ---------------------------------------- -----------------------------------
             (a)(5)(ii)(C)                    Exhibit C to the Asset Purchase          Filed herewith as Exhibit
                                               Agreement (Seller's Purchased                 (a)(5)(ii)(C)
                                            Subsidiaries), dated November, 2000






----------------------------------------- ---------------------------------------- -----------------------------------


----------------------------------------- ---------------------------------------- -----------------------------------
              (a)(5)(iii)                 Amendment to Asset Purchase Agreement,
                                           dated February 22, 2001, by and among    Filed as Exhibit (a)(5)(iii) to
                                            Union Espanola de Explosivos S.A.,         Schedule 13E-3/A filed on
                                             Union Espanola de Explosivos-MSI              September 17, 2001
                                           International, S.A., UMSI Acquisition
                                          Co., and Mining Services International
                                                        Corporation


----------------------------------------- ---------------------------------------- -----------------------------------
               (a)(5)(iv)                    Amendment No.2 to Asset Purchase
                                           Agreement, dated May 11, 2001, by and     Filed as Exhibit (a)(5)(iv) to
                                            among Union Espanola de Explosivos         Schedule 13E-3/A filed on
                                          S.A., Union Espanola de Explosivos-MSI           September 17, 2001
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                           Acquisition Co., and Mining Services
                                                 International Corporation



----------------------------------------- ---------------------------------------- -----------------------------------
               (a)(5)(v)                     Amendment No.3 to Asset Purchase        Filed as Exhibit (a)(5)(v) to
                                            Agreement, dated August 1, 2001, by        Schedule 13E-3/A filed on
                                          and among Union Espanola de Explosivos           September 17, 2001
                                          S.A., Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                           Acquisition Co., and Mining Services
                                                 International Corporation



----------------------------------------- ---------------------------------------- -----------------------------------
              (a)(5)(v)(1)                   Amendment No. 4 to Asset Purchase         Filed herewith as Exhibit
                                           Agreement, dated October 5, 2001, by               (a)(5)(v)(1)
                                          and among Union Espanola de Explosivos
                                          S.A., Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                           Acquisition Co., and Mining Services
                                                 International Corporation



----------------------------------------- ---------------------------------------- -----------------------------------
               (a)(5)(vi)                  Cooperation Agreement, dated May 10,      Filed as Exhibit (a)(5)(vi) to
                                           2001, by and among Union Espanola de        Schedule 13E-3/A filed on
                                            Explosivos S.A. and Mining Services            September 17, 2001
                                                 International Corporation



----------------------------------------- ---------------------------------------- -----------------------------------
                 (c)(1)                      Fairness Opinion of Christenberry         Filed as Exhibit (c)(1) to
                                           Collet & Co., dated November 29, 2000       Schedule 13E-3/A filed on
                                            - Appendix C to the Proxy Statement            September 17, 2001



----------------------------------------- ---------------------------------------- -----------------------------------
                 (c)(2)                     Report and presentation prepared by        Filed as Exhibit (c)(2) to
                                           Christenberry Collet & Co. delivered        Schedule 13E-3/A filed on
                                             to Mining Services International              September 17, 2001
                                            Corporation in connection with its
                                                     Fairness Opinion


----------------------------------------- ---------------------------------------- -----------------------------------


----------------------------------------- ---------------------------------------- -----------------------------------
                 (c)(3)                         Updated Fairness Opinion of            Filed as Exhibit (c)(3) to
                                           Christenberry Collet & Co., dated May       Schedule 13E-3/A filed on
                                           18, 2001 - attached to Appendix C to            September 17, 2001
                                                    the Proxy Statement


----------------------------------------- ---------------------------------------- -----------------------------------
                 (c)(4)                      Report prepared by Christenberry          Filed as Exhibit (c)(4) to
                                             Collet & Co. delivered to Mining          Schedule 13E-3/A filed on
                                           Services International Corporation in           September 17, 2001
                                           connection with its Updated Fairness
                                                          Opinion

----------------------------------------- ---------------------------------------- -----------------------------------
                 (c)(5)                     Summary of Discussions with Norman         Filed as Exhibit (c)(5) to
                                           Loebbeke & Associates - Appendix D to       Schedule 13E-3/A filed on
                                                    the Proxy Statement                    September 17, 2001


----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(2)                     Settlement Agreement, dated June 9,      Filed as Exhibit (d)(2) to the
                                             2000, attached hereto as Exhibit       initial Schedule 13E-3, filed on
                                                          (d)(2)                            August 15, 2001


----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(3)                     Stockholder Agreement, dated as of       Filed as Exhibit (d)(3) to the
                                             November 30, 2000, by and between      initial Schedule 13E-3, filed on
                                            Union Espanola de Explosivos S.A.,              August 15, 2001
                                             Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                            Acquisition Co. and BLA Irrevocable
                                                     Investment Trust


----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(4)                     Stockholder Agreement, dated as of       Filed as Exhibit (d)(4) to the
                                             November 30, 2000, by and between      initial Schedule 13E-3, filed on
                                            Union Espanola de Explosivos S.A.,              August 15, 2001
                                             Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                            Acquisition Co. and E. Bryan Bagley


----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(5)                     Stockholder Agreement, dated as of       Filed as Exhibit (d)(5) to the
                                             November 30, 2000, by and between      initial Schedule 13E-3, filed on
                                            Union Espanola de Explosivos S.A.,              August 15, 2001
                                             Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                              Acquisition Co. and John T. Day


----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(6)                     Stockholder Agreement, dated as of       Filed as Exhibit (d)(6) to the
                                             November 30, 2000, by and between      initial Schedule 13E-3, filed on
                                            Union Espanola de Explosivos S.A.,              August 15, 2001
                                             Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                            Acquisition Co. and Nathan L. Wade





----------------------------------------- ---------------------------------------- -----------------------------------


---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(7)                      Stockholder Agreement, dated as of       Filed as Exhibit (d)(7) to the
                                         November 30, 2000, by and between Union    initial Schedule 13E-3, filed on
                                            Espanola de Explosivos S.A., Union              August 15, 2001
                                                Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                            Acquisition Co. and L&J Udy Family
                                                   Limited Partnership


---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(8)                      Stockholder Agreement, dated as of       Filed as Exhibit (d)(8) to the
                                         November 30, 2000, by and between Union    initial Schedule 13E-3, filed on
                                            Espanola de Explosivos S.A., Union              August 15, 2001
                                                Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                            Acquisition Co. and J&L Udy Family
                                                   Limited Partnership


---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(9)                   Manager Letter, dated December 5, 2000,     Filed as Exhibit (d)(9) to the
                                              by and between Mining Services        initial Schedule 13E-3, filed on
                                          International Corporation and David P.            August 15, 2001
                                                         Reddick


---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(10)                  Manager Letter, dated December 5, 2000,    Filed as Exhibit (d)(10) to the
                                              by and between Mining Services        initial Schedule 13E-3, filed on
                                          International Corporation and Douglas             August 15, 2001
                                                         W. Later


---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(11)                  Manager Letter, dated December 5, 2000,    Filed as Exhibit (d)(11) to the
                                              by and between Mining Services        initial Schedule 13E-3, filed on
                                          International Corporation and Duane W.            August 15, 2001
                                                           Moss


---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(12)                  Manager Letter, dated December 5, 2000,    Filed as Exhibit (d)(12) to the
                                              by and between Mining Services        initial Schedule 13E-3, filed on
                                          International Corporation and Mitchell            August 15, 2001
                                                         W. Green


---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(13)                  Manager Letter, dated December 5, 2000,    Filed as Exhibit (d)(13) to the
                                              by and between Mining Services        initial Schedule 13E-3, filed on
                                          International Corporation and Richard             August 15, 2001
                                                        M. Clayton


---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(14)                  Manager Letter, dated December 5, 2000,    Filed as Exhibit (d)(14) to the
                                              by and between Mining Services        initial Schedule 13E-3, filed on
                                          International Corporation and Wade L.             August 15, 2001
                                                          Newman


---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(15)                    Letter Agreement, dated December 7,      Filed as Exhibit (d)(15) to the
                                           2000, by and between Mining Services     initial Schedule 13E-3, filed on
                                            International Corporation, O'Brien              August 15, 2001
                                          Design Associates, John P. O'Brien and
                                                    Martha M. O'Brien


---------------------------------------- ----------------------------------------- -----------------------------------


---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(16)                      Form of proposed Mining Services         Filed as Exhibit (d)(16) to
                                          International Corp. Managers' Deferred       Schedule 13E-3/A filed on
                                          Compensation Plan, dated as of January           September 17, 2001
                                                         1, 2001


---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(17)                   UEE-MSI Stockholders Rights Agreement       Filed as Exhibit (d)(17) to
                                                                                       Schedule 13E-3/A filed on
                                                                                           September 17, 2001


---------------------------------------- ----------------------------------------- -----------------------------------
              (d)(17)(i)                    Amendment to UEE-MSI Stockholders        Filed as Exhibit (d)(17)(i) to
                                                     Rights Agreement                  Schedule 13E-3/A filed on
                                                                                           September 17, 2001


---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(18)                   Employee Agreement, dated December 5,       Filed as Exhibit (d)(18) to
                                               2000 between Mining Services            Schedule 13E-3/A filed on
                                            International, Inc and Richard M.              September 17, 200
                                                         Clayton


---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(19)                   Employee Agreement, dated December 5,       Filed as Exhibit (d)(19) to
                                               2000 between Mining Services            Schedule 13E-3/A filed on
                                         International, Inc and David P. Reddick           September 17, 2001



---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(20)                   Employee Agreement, dated December 5,       Filed as Exhibit (d)(20) to
                                               2000 between Mining Services            Schedule 13E-3/A filed on
                                           International, Inc and John O'Brien             September 17, 2001


---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(21)                   Employee Agreement, dated December 5,       Filed as Exhibit (d)(21) to
                                               2000 between Mining Services            Schedule 13E-3/A filed on
                                            International, Inc and Wade Newman             September 17, 2001


---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(22)                   Employee Agreement, dated December 5,       Filed as Exhibit (d)(22) to
                                               2000 between Mining Services            Schedule 13E-3/A filed on
                                           International, Inc and Duane W. Moss            September 17, 2001


---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(23)                   Employee Agreement, dated December 5,       Filed as Exhibit (d)(23) to
                                               2000 between Mining Services            Schedule 13E-3/A filed on
                                         International, Inc and Douglas W. Later           September 17, 2001



---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(24)                   Employee Agreement, dated December 5,       Filed as Exhibit (d)(24) to
                                               2000 between Mining Services            Schedule 13E-3/A filed on
                                          International, Inc and Mitchell Green            September 17, 2001


---------------------------------------- ----------------------------------------- -----------------------------------
                  (f)                    Statement regarding Dissenters' Rights,      Filed as Exhibit (f) to the
                                                     attached hereto                initial Schedule 13E-3, filed on
                                                                                            August 15, 2001

---------------------------------------- ----------------------------------------- -----------------------------------

         After due inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this Transaction Statement is true, complete and correct.

             Mining Services International Corporation, a Utah corporation


             /S/ John T. Day
             -----------------------------------------------------
             Name: John T. Day
             Title: President, Chief Executive Officer and Director
             Date: October  9, 2001


             Union Espanola de Explosivos S.A.,
             a Spanish S.A


             /S/ Jose F. Sanchez-Junco
             -----------------------------------------------------
             Name: Jose F. Sanchez-Junco
             Title: Chairman and Chief Executive Officer
             Date: October  9, 2001


             Union Espanola de
             Explosivos-MSI
             International,
             S.A, a Spanish
             S.A.


             /S/ Jose F. Sanchez-Junco
             -----------------------------------------------------
             Name: Jose F. Sanchez-Junco
             Title: Chairman
             Date: October  9, 2001


             Mining Services International, Inc.,
             a Delaware corporation, and successor to UMSI Acquisition Co., a Delaware corporation


             /S/ Jose F. Sanchez-Junco
             -----------------------------------------------------
             Name: Jose F. Sanchez-Junco
             Title: President
             Date: October  9, 2001


             John T. Day,
             an individual

             /S/ John T. Day
             -----------------------------------------------------
             Date: October  9, 2001

                     Duane W. Moss,
            an individual

            /S/ Duane W. Moss
            -----------------------------------------------------
            Date: October  9, 2001


            David P. Reddick,
            an individual

            /S/ David P. Reddick
            -----------------------------------------------------
            Date: October  9, 2001


            Richard M. Clayton,
            an individual

            /S/ Richard M. Clayton
            -------------------------------------------------------------
            Date: October  9, 2001


            Douglas W. Later,
            an individual

            /S/ Douglas W. Later
            -----------------------------------------------------
            Date: October  9, 2001


            Wade L. Newman,
            an individual

            /S/ Wade L. Newman
            -----------------------------------------------------
            Date: October  9, 2001


            John P. O'Brien,
            an individual

            /S/ John P. O'Brien
            -----------------------------------------------------
            Date: October  9, 2001


            Mitchell W. Green,
            an individual

            /S/ Mitchell W. Green
            -----------------------------------------------------
            Date: October  9, 2001